EXHIBIT 2

INDICATION OF INTEREST

June 27, 2019

Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Board:

We are pleased to submit this non-binding indication of interest to acquire (the “Transaction”) all of the outstanding shares of common stock of Willis Lease Finance Corporation (the “Company”) that are not owned by CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV and Austin Chandler Willis (collectively, the “Willis Parties”) at a cash purchase price that includes a customary premium over the Company’s closing stock price on June 26, 2019.

We believe the proposed Transaction will provide the Company’s common stockholders with immediate liquidity and certainty of value at a significant premium to the current share price while allowing the Company to focus on its long-term development and growth without undue emphasis on short-term results.

We expect that a special committee consisting of disinterested and independent members of the Company’s board of directors will be formed to evaluate, negotiate and determine whether to approve the Transaction and that the Transaction will be subject to a non-waivable condition requiring the approval of the holders of a majority of the shares of the Company’s common stock not held by the Willis Parties and the Company’s senior management.  We will not proceed with the proposed Transaction unless it is so approved.

As significant owners of the Company’s stock, we have no interest in selling any of our shares of Company stock or voting in favor of any alternative sale, merger or similar transaction involving the Company. If the special committee does not recommend, or the majority of the minority stockholders of the Company described above do not approve, the proposed Transaction, we currently intend to continue as long-term stockholders of the Company.

We are highly confident that we will be able to secure financing commitments on an accelerated basis and we contemplate that the proposed Transaction would not be subject to any financing condition.

Due to our obligations under the federal securities laws, we intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

This letter does not constitute a contract, commitment or other binding obligation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner. Any obligation of the Willis Parties with respect to the proposed Transaction will be only as set forth in a definitive written agreement executed and delivered by them.

We look forward to discussing this proposal with you at your convenience and working with you to complete the Transaction expeditiously.

Very truly yours,

/s/ Charles F. Willis, IV
Charles F. Willis, IV